Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

May 22, 2013 › Issue 14


US AIRWAYS
American

Arrivals

A joint merger communication for employees of the new American

Creating a premier global carrier

Where in the World Are Our Employees?

Thanks to our reciprocal travel program, the people of American Airlines and US Airways have been devoting their free time to visiting lots of new and interesting destinations. We asked two of our jet-setting employees, Jack Glenn of American and Stacee Wells of US Airways, to tell us about their recent adventures.



Jack Glenn, Business Analyst – Horizon Program/Crew Management System, American Airlines

Name: Jack Glenn, Business Analyst – Horizon Program/Crew Management System, American

Travel route: Seattle (SEA) - Phoenix (PHX) - DFW

"Our original American Seattle to DFW flight got cancelled due to a mechanical issue, so it's a sweet deal to have reduced rate on US Airways," said Jack. "Using the myIDtravel application we were able to quickly look at our options and buy the tickets. We walked down to the US Airways gate, checked in and we were on our way."

"The best part of flying US Airways this time was the coincidence that our longtime friend Jerry Mogridge, who is a US Airways employee, was non-revving on our flight from SEA to PHX! It was also our first time flying on an A-321, which was fun because I know American will soon be taking new deliveries. And while onboard, I noticed that US Airways offers mojitos and cosmopolitans for festive cocktail options," said Glenn.

"I'm flying to London in June for a concert and continuing to Nice for a few days before returning home from Paris. It's good to know we have US Airways as an inexpensive option if the American flights fill up."



Stacee Wells, Analyst, Human Resources Records in the 401(k) & Savings Programs, US Airways

Name: Stacee Wells, Analyst, Human Resources Records in the 401(k) & Savings Programs, US Airways

Travel route: DFW - Northwest Arkansas Regional Airport (XNA)

"I traveled on US Airways to DFW, then American to XNA, the Northwest Arkansas Regional Airport in Bentonville, Arkansas last Wednesday and returned to DFW yesterday and caught an American flight back to PHX," said Stacee.

"It's so nice to have the option of getting to XNA on American out of DFW," said Stacee.

"The American ticket and gate agents were very friendly and I really like the monitors in the gate areas at American that have the standby lists displayed for the flight. The monitor lets you know when you have been cleared for a seat."

QUICK FACT

Maintenance-related employees

American: 10,695 US Airways: 3,505


Total = 14,200

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Culture Club: Celebrating Aviation Maintenance Technician Day

Aviation Maintenance Technician Day, observed annually on May 24, is a national day of recognition for the hard-working maintenance technicians in our industry. Each year American and US Airways host special events to honor the outstanding work these men and women do to keep our planes flying safely and reliably. This year, the celebrations will also include some American-US Airways bonding. One such example is the Northeast Division where Mike Trochalakis, American’s Line Maintenance Managing Director for the division, has invited US Airways colleagues to join in the festivities at LaGuardia Airport in New York (LGA), Ronald Reagan Washington National Airport in D.C. (DCA) and Logan International Airport in Boston (BOS).

Name: George Monahan, Instructor – Aircraft Maintenance, Boston Logan International Airport (BOS), American

Number of years at American: Twelve, but 53 if you include my time at TWA, where I began working in 1960.

What made you decide to be an airline mechanic? As a kid, I liked fixing things and airplanes always intrigued me. So I went to school to get my FAA Airframe and Powerplant License.

What is your favorite aircraft to maintain? Probably the Boeing 767 – it was a major change from previous aircraft and a new challenge because it was much more electronic and software driven. All the latest aircraft, like the 777, I find interesting. You can never know too much about a 777.

How does it feel to carry the title Master Mechanic? I’m proud. The last I looked less than 1,500 people have it. I’ve been a training instructor since 1979 so I feel like I’ve influenced a lot of AMTs – hopefully in the right direction. [My advice to them is] always be open to learning, things are changing all the time so you have to be open to learning.

Name: Frank “Charlie” Schwertz—Base Maintenance Inspector, Pittsburgh International Airport (PIT), US Airways

Number of years at US Airways: Forty-nine, including time at Mohawk Airlines and Allegheny Airlines.

What made you decide to be an airline mechanic? It all began for me in May 1962 when I enlisted in the U.S. Air Force joining the 911th Troop Carrier Group at the Greater Pittsburgh International Airport. Late in October 1962 I returned to Pittsburgh after basic training and began working in the 911th engine shop. The rest is history.

What is your favorite aircraft to maintain? I’m really impressed with the Airbus. It’s a durable and rigid aircraft with simple systems. I had the chance to serve as a member of the Airbus Fleet Engine Selection Committee and Airbus Training Review Committee and overall I’ve been really impressed with Airbus.

How does it feel to carry the title Master Mechanic? The intuitiveness and the inventiveness of Charles Taylor and the Wright Brothers is what got me here. I’ve seen the early part of aviation and the tremendous advancements since. I’m just blown away. It’s certainly a privilege and I understand what it means to be a Master Mechanic. I’ll finish 50 years with the airline next year. It might be worthwhile to stick around to see what happens with the new American!

George Monahan was named a Master Mechanic in August of 2009. Above, front, he stands with his Boston crew after the FAA’s official presentation, which coincided with Monahan’s 50 years of service celebration in January 2010.

Frank “Charlie” Schwertz and his wife, Connie

FAA’s Charles E. Taylor Master Mechanic Award: Achieving the distinction of being named a Master Mechanic doesn’t come easy – it takes five decades of hard work in the aviation maintenance field. The award is named for Charles Taylor, the mechanic who maintained the Wright Brothers’ airplane and is deemed the “Father of Aviation Maintenance.”

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PHL’s magnificent international Terminal A. The 800,000 square foot facility accommodates nearly 4 million international passengers annually.

Hub Love: Philadelphia (PHL)

The home of US Airways’ trans-Atlantic gateway, Philadelphia International Airport opened in 1940 as Philadelphia Municipal Airport and handled 40,000 passengers annually. Today, PHL utilizes seven terminal buildings on 2,370 acres to accommodate more than 30 million passengers each year on more than 440,000 aircraft takeoffs and landings.

Philadelphia International Airport

> PHL has a $14.4 billion economic impact on the region, making it one of the largest economic engines in Pennsylvania.

> US Airways is investing more than $117 million on a new terminal facility, a new home for its Express operation that includes a refreshed US Airways Club!

> US Airways’ Philly operations have green bragging rights: the company’s ground service equipment (GSE) facility has 131 electric bag tugs and belt loaders, more than any airport on the East Coast. The facility is the only LEED (Leadership in Energy and Environmental Design) certified building at PHL, and won the American Council of Engineering Companies’ Engineering Excellence Award in 2012.

> US Airways’ international seasonal service is in full swing out of PHL, with flights to Shannon, Ireland (SNN), Glasgow, Scotland (GLA), Venice, Italy (VCE), Athens, Greece (ATH), Barcelona, Spain (BCN) and Lisbon, Portugal (LIS), as well as a second flight to Frankfurt, Germany (FRA).

Philadelphia Fun Facts

> From the airport, it’s a quick trip to see the Liberty Bell and Independence Hall or to grab a famous Philly cheesesteak sandwich. Downtown Philadelphia is just seven miles from PHL and trains run every 30 minutes during the day.

> Philadelphians Townsend Speakman and Benjamin Jackson invented soda water and mustard, respectively. Both go great with Philadelphia’s famous pretzels. Yum.

How Will the Merger Benefit Philadelphia?

> The new American will have more service on the East Coast than any other airline in the world, putting Philadelphia in a prime position to benefit from the company’s combined network.

> PHL will have access to many more domestic and international destinations – together, American and US Airways currently operate 459 flights out of PHL daily, serving 114 nonstop destinations from 87 gates.

Thoughts from Third Parties

“I believe this merger would greatly benefit the thousands of local families whose livelihoods already revolve around the strength of PHL and its airlines. By spurring additional economic activity in the region, the new company would also directly and indirectly create many new jobs and development opportunities.”

- Michael Nutter, Mayor, City of Philadelphia (3.15.13)

“Philadelphia offers opportunities to the new airline that they might not get at JFK, given capacity limitations and congestion issues.”

- Mark Gale, CEO, Philadelphia International Airport (2.15.13)

“This is a major company with a large stake in the Philadelphia region. They are creating the largest airline in the history of the world. That is really a major accomplishment and one that I’m sure the people of US Air and American are excited about and I think it will be really good news for Philadelphia.”

- Tom Morr, President and CEO, Select Greater Philadelphia

Beth Etling and Mary Wagner, both American Airlines Agents, celebrate Philadelphia’s first Customer Cup win.

American team members in Philadelphia recently won their first Customer Cup, a quarterly award presented to the five domestic and four international stations that make the most customer experience improvements. “The entire team came together and tried new things to make our customers happy,” said Allen Mundell, Customer Services Manager, American.

Integration Investigation Word Search

Our integration planning groups are hard at work solving the puzzles involved in combining our operations. While this planning work is crucial, it means many American and US Airways team members have to master a new jargon. To help show your solidarity, here's an integration puzzle of your own. Can you find all the integration-related terms in the word search below?

E	Y	K	C	S	K	F	X	G	I	E	N	O	S	W	J	E	S	H	A	C	H
K	Q	F	Y	H	B	E	P	V	A	G	P	U	L	P	K	O	Y	V	D	C	U
V	S	L	Y	Q	Q	T	I	V	A	P	N	M	G	Z	L	Q	N	P	P	R	A
Z	U	V	A	W	E	R	W	T	T	L	A	O	U	L	P	S	E	I	R	M	E
V	O	E	T	P	D	I	V	R	W	G	U	N	R	S	S	Z	R	M	W	A	C
N	Y	B	R	A	I	A	I	K	F	F	O	E	A	F	Y	F	G	P	V	A	N
P	H	L	G	D	V	N	Q	P	R	K	A	O	C	L	P	H	I	S	A	Q	L
I	W	B	E	K	D	G	T	X	W	A	T	Q	U	A	Y	U	E	O	U	J	N
Z	N	U	M	N	J	U	F	E	K	P	N	V	T	N	P	S	S	O	B	V	I
M	X	F	M	L	W	L	H	A	R	M	O	N	I	Z	A	T	I	O	N	V	G
Q	L	P	K	V	H	A	R	V	C	D	A	W	L	V	U	X	U	S	N	W	S
T	I	S	A	W	Y	T	J	O	X	L	E	G	I	D	A	K	N	R	G	O	O
T	U	R	Q	G	D	I	N	S	S	W	C	P	U	H	E	I	L	I	E	R	S
U	L	B	B	E	K	O	G	D	E	C	T	O	E	E	M	X	I	T	E	K	I
A	D	O	P	T	A	N	D	G	O	N	N	P	K	N	O	O	I	L	O	S	G
N	S	Y	N	T	H	E	S	I	S	A	Z	N	P	S	D	J	Q	R	E	T	A
C	R	O	S	S	F	U	N	C	T	I	O	N	A	L	S	E	P	H	O	R	S
G	P	M	X	G	G	H	V	T	B	X	P	L	A	N	N	I	N	G	W	E	X
V	Z	G	O	C	F	X	V	H	J	G	B	B	Y	S	K	V	W	C	K	A	N
L	P	X	G	O	Q	G	Z	O	P	A	B	W	U	B	M	H	F	P	Y	M	Q
T	A	I	F	B	Z	B	P	I	E	H	K	M	O	S	N	U	C	Q	O	S	L
W	U	L	G	J	C	K	F	K	S	G	R	N	U	O	R	D	B	S	Z	I	S

GLOSSARY

GAP ANALYSIS: A side-by-side review of current practices, policies and systems across the two companies to identify differences.

INTERDEPENDENCY: How different departments or units within an organization depend on the performance or action of others.

PLANNING: Preparations to begin integrating two companies once the merger closes.

SYNERGIES: Compatibilities between two companies that will increase the value of their assets when the companies combine.

SYNTHESIS: Compiling many pieces of information from disparate sources into a "digestible" sound bite.

TRIANGULATION: The systematic process of using multiple methods to gather a range of estimates or develop a recommendation.

WORKSTREAMS: Areas of activity into which integration planning responsibilities are divided.

ADOPT AND GO: A strategy designed to minimize training needs, reduce employee and customer disruption and speed integration.

VALUE CAPTURE: The process of developing a plan to identify, capture, and track synergies.

HARMONIZATION: The process of aligning the employment conditions of two merging companies, including payment, benefits and pensions.

CROSS-FUNCTIONAL: Used to describe business activities that require the input of people with different functional expertise.

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corp.comm@aa.com Send us your questions! corporate.communications@usairways.com 5 Laying Down the Law

Following is legal language, which we’re required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding

Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Stay in the Know

We’ll continue sending you updates to keep you informed. In the meantime,

please visit:

New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com)

www.newAmericanarriving.com – a website dedicated to the new American Airlines

Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on

Facebook (AmericanAirlines and US Airways)

Questions: corp.comm@aa.com or corporate.communications@usairways.com

Arrivals May 22, 2013 ISSUE 14

Past issues available on new Jetnet and Wings